Exhibit 99.1

China Online Education Group to Hold Annual General Meeting on December 17, 2018

BEIJING, Dec. 13, 2018 /PRNewswire/ — China Online Education Group (NYSE: COE) (“51Talk”, or the “Company”), a leading online education platform in China, with core expertise in English education, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at 6th Floor Deshi Building North, No. 9 Shangdi East Road, Haidian District, Beijing 100085, The People’s Republic of China on December 17, 2018, at 10:30 a.m. (Beijing time). No proposal will be submitted to shareholders for approval and no resolutions will be considered, voted upon, passed or adopted at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 16, 2018, (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend, the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.0001 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://51talk.investorroom.com/, or by writing to Investor Relations Department, China Online Education Group, 6th Floor Deshi Building North, No.9 Shangdi East Road, Haidian District, Beijing 100085, The People’s Republic of China, or by sending an email to ir@51talk.com.

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 5730-6200

+1-212-481-2050

51talk@tpg-ir.com